SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________

SCHEDULE 13D/A*
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
(Amendment No. 1)

COMVERGE, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

205859101
(CUSIP Number)

Ardsley Advisory Partners 262 Harbor Drive, 4th Floor Stamford, CT 06902

Attention: Steven Napoli

(203) 564-4230
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 14, 2011
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [  ]

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 20 Pages)

--------------------------
The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 205859101	SCHEDULE 13D/A	Page 2 of 20 Pages

1	NAME OF REPORTING PERSONS Ardsley Partners Fund II, L.P
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 419,900 shares of common stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 419,900 shares of common stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 419,900 shares of common stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 1.7%
14	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 205859101	SCHEDULE 13D/A	Page 3 of 20 Pages

1	NAME OF REPORTING PERSONS Ardsley Partners Institutional Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 327,800 shares of common stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 327,800 shares of common stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 327,800 shares of common stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 1.3%
14	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 205859101	SCHEDULE 13D/A	Page 4 of 20 Pages

1	NAME OF REPORTING PERSONS Ardsley Offshore Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 27,300 shares of common stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 27,300 shares of common stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 27,300 shares of common stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.1%
14	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 205859101	SCHEDULE 13D/A	Page 5 of 20 Pages

1	NAME OF REPORTING PERSONS Ardsley Partners Renewable Energy Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 650,400 shares of common stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 650,400 shares of common stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 650,400 shares of common stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 2.6%
14	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 205859101	SCHEDULE 13D/A	Page 6 of 20 Pages

1	NAME OF REPORTING PERSONS Ardsley Renewable Energy Offshore Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 48,100 shares of common stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 48,100 shares of common stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 48,100 shares of common stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.2%
14	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 205859101	SCHEDULE 13D/A	Page 7 of 20 Pages

1	NAME OF REPORTING PERSONS Ardsley Advisory Partners
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,675,000 shares of common stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,675,000 shares of common stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,675,000 shares of common stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 6.6%
14	TYPE OF REPORTING PERSON (see instructions) PN; IA

CUSIP No. 205859101	SCHEDULE 13D/A	Page 8 of 20 Pages

1	NAME OF REPORTING PERSONS Ardsley Partners I
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,398,100 shares of common stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,398,100 shares of common stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,398,100 shares of common stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 5.8%
14	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 205859101	SCHEDULE 13D/A	Page 9 of 20 Pages

1	NAME OF REPORTING PERSONS Philip J. Hempleman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,675,000 shares of common stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,675,000 shares of common stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,675,000 shares of common stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 6.6%
14	TYPE OF REPORTING PERSON (see instructions) IN

\

CUSIP No. 205859101	SCHEDULE 13D/A	Page 10 of 20 Pages

1	NAME OF REPORTING PERSONS Spencer Hempleman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 75,000 shares of common stock
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 75,000 shares of common stock
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 75,000 shares of common stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.3%
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 205859101	SCHEDULE 13D/A	Page 11 of 20 Pages

1	NAME OF REPORTING PERSONS Benjamin Ian Block
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,500 shares of common stock
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 2,500 shares of common stock
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,500 shares of common stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) Less than 0.1%
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 205859101	SCHEDULE 13D/A	Page 12 of 20 Pages

Item 1.	SECURITY AND ISSUER.

This Amendment No. 1 to Schedule 13D ("Amendment No. 1") amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on August 11, 2011 (the "Original Schedule 13D" and together with this Amendment No. 1, the "Schedule 13D"), with respect to the shares of common stock, par value $0.001 per share (the "Shares") of Comverge, Inc. (the "Issuer"). Except as set forth herein, the Schedule 13D is unmodified.

Item 2.	IDENTITY AND BACKGROUND.

Item 2(a) of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Schedule 13D is filed by:

(i) Ardsley Partners Fund II, L.P., a Delaware limited partnership ("AP II"), with respect to the shares of Common Stock, par value $0.001 per share ("Common Stock") directly held by it;

(ii) Ardsley Partners Institutional Fund, L.P., a Delaware limited partnership ("Ardsley Institutional"), with respect to the shares of Common Stock directly held by it;

(iii) Ardsley Offshore Fund, Ltd., a British Virgin Islands corporation ("Ardsley Offshore"), with respect to the shares of Common Stock directly held by it;

(iv) Ardsley Partners Renewable Energy Fund, L.P., a Delaware limited partnership ("Ardsley Energy"), with respect to the shares of Common Stock directly held by it;

(v) Ardsley Renewable Energy Offshore Fund, Ltd., a British Virgin Islands Corporation ("Ardsley Energy Offshore"), with respect to the shares of Common Stock directly held by it;

(vi) Ardsley Advisory Partners, a New York general partnership ("Ardsley") which serves as Investment Manager of Ardsley Offshore and Ardsley Energy Offshore and as Investment Adviser of AP II, Ardsley Institutional, Ardsley Energy and a certain managed account, with respect to the shares of Common Stock directly held by Ardsley Offshore, Ardsley Energy Offshore, AP II, Ardsley Institutional, Ardsley Energy and a certain managed account;

(vii) Ardsley Partners I, a New York general partnership ("Ardsley Partners") which serves as General Partner of AP II, Ardsley Institutional and Ardsley Energy with respect to the shares of Common Stock directly held by AP II, Ardsley Institutional and Ardsley Energy;

(viii) Philip J. Hempleman ("Mr. Hempleman"), the Managing Partner of Ardsley and Ardsley Partners, with respect to the shares of Common Stock directly held by AP II, Ardsley Institutional, Ardsley Energy, Ardsley Offshore, Ardsley Energy Offshore and the managed account;

(ix) Mr. Spencer Hempleman, a partner of Ardsley and Ardsley Partners, with respect to the shares of Common Stock directly held by him; and

CUSIP No. 205859101	SCHEDULE 13D/A	Page 13 of 20 Pages

(x) Mr. Benjamin Ian Block, a partner of Ardsley and Ardsley Partners, with respect to the shares of Common Stock directly held by him.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13 of the Act, the beneficial owner of the Common Stock reported herein.

Item 2(c) of the Schedule 13D is hereby amended and restated in its entirety as follows:

The principal business of: (i) AP II is to serve as a private investment limited partnership, (ii) Ardsley Institutional is to serve as a private investment limited partnership, (iii) Ardsley Offshore is to serve as a private investment exempted company, (iv) Ardsley Energy is to serve as a private investment limited partnership, (v) Ardsley Energy Offshore is to serve as a private investment exempted company, (vi) Ardsley is to serve as investment manager to a variety of private investment funds, including AP II, Ardsley Institutional, Ardsley Offshore, Ardsley Energy and Ardsley Energy Offshore and to make investment decisions on behalf of these private investment funds, (vii) Ardsley Partners is to serve as the general partner of AP II, Ardsley Institutional and Ardsley Energy; (viii) Mr. Hempleman, an individual, is to serve as Managing Partner of Ardsley and Ardsley Partners; (ix) Mr. Spencer Hempleman, an individual, is to serve as a partner of Ardsley and Ardsley Partners; and (x) Mr. Benjamin Ian Block, an individual, is to serve as a partner of Ardsley and Ardsley Partners.

Item 2(f) of the Schedule 13D is hereby amended and restated in its entirety as follows:

APII, Ardsley Institutional and Ardsley Energy are limited partnerships organized under the laws of the State of Delaware.  Ardsley Offshore and Ardsley Energy Offshore are companies organized under the laws of the British Virgin Islands.  Ardsley and Ardsley Partners are general partnerships organized under the laws of the State of New York.  Each of Mr. Hempleman, Mr. Spencer Hempleman and Mr. Benjamin Ian Block is a United States citizen.

Item 2 of the Schedule 13D is hereby amended and supplemented as follows:

The Reporting Persons have executed a Joint Acquisition Statement, dated December 13, 2011, with respect to the joint filing of this Schedule 13D, and any amendment or amendments hereto, a copy of which is attached hereto as Exhibit 3.  The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Funds for the purchase of the Shares by APII, Ardsley Institutional, Ardsley Offshore, Ardsley Energy and Ardsley Energy Offshore reported herein were derived from general working capital and margin account borrowings made in the ordinary course of business.  In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account, which may exist from time to time.  Since other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Shares reported herein.  Each of Mr. Spencer Hempleman and Mr. Benjamin Ian Block used funds from his respective personal account.  A total of approximately $9.5 million was paid to acquire the Shares reported herein.

CUSIP No. 205859101	SCHEDULE 13D/A	Page 14 of 20 Pages

Item 4.	PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby amended and supplemented to add the following:

On December 14, 2011, Ardsley Energy, in compliance with the bylaws of the Issuer, submitted its formal notice of intent to nominate directors at the 2012 annual meeting of shareholders of the Issuer (including any adjournment or postponement thereof or any special meeting held in lieu thereof, the "Annual Meeting") (the "Notice"). The Notice states that Ardsley Energy intends to nominate for election as directors of the Issuer: (i) Mr. Rudolf Joachim Hoefling, (ii) Mr. David R. Kuzma and (iii) Mr. James J. Moore (each, a "Nominee" and together, the "Nominees").

The Reporting Persons believe that the Nominees are highly-qualified and proven executives with extensive experience in finance, investments and key areas of the Company's business, and that each Nominee will bring much-needed insight, accountability and fresh and relevant perspectives to the Board.

The Reporting Persons currently intend to conduct a proxy solicitation to elect the Nominees to the Issuer's board of directors.

The description of the Notice in this Schedule 13D is qualified in its entirety by reference to the full text of the Notice, a copy of which is filed as Exhibit 4 hereto and is incorporated by reference herein.

Item 5.	INTEREST IN SECURITIES OF THE COMPANY.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) and (b)

The aggregate number and percentage of Shares to which this Schedule 13D relates is 1,752,500 Shares, constituting approximately 6.9% of the 25,430,700 Shares outstanding as of November 2, 2011, as reported in the Company's Form 10-Q filed on November 9, 2011.

A.	Ardsley Partners Fund II, L.P.
	(a)	As of the date hereof, APII may be deemed the beneficial owner of 419,900 Shares.
Percentage: Approximately 1.7% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 419,900 Shares
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 419,900 Shares
	(c)	None.
	(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares.
	(e)	Not applicable.

CUSIP No. 205859101	SCHEDULE 13D/A	Page 15 of 20 Pages

B.	Ardsley Partners Institutional Fund, L.P.
	(a)	As of the date hereof, Ardsley Institutional may be deemed the beneficial owner of 327,800 Shares.
Percentage: Approximately 1.3% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 327,800 Shares
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 327,800 Shares
	(c)	None.
	(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares.
	(e)	Not applicable.

C.	Ardsley Offshore Fund, Ltd.
	(a)	As of the date hereof, Ardsley Offshore may be deemed the beneficial owner of 27,300 Shares.
Percentage: Approximately 0.1% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 27,300 Shares
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 27,300 Shares
	(c)	None.
	(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares.
	(e)	Not applicable.

D.	Ardsley Partners Renewable Energy Fund, L.P.
	(a)	As of the date hereof, Ardsley Energy may be deemed the beneficial owner of 650,400 Shares.
Percentage: Approximately 2.6% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 650,400 Shares
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 650,400 Shares
	(c)	None.
	(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares.
	(e)	Not applicable.

CUSIP No. 205859101	SCHEDULE 13D/A	Page 16 of 20 Pages

E.	Ardsley Renewable Energy Offshore Fund, Ltd.
	(a)	As of the date hereof, Ardsley Energy Offshore may be deemed the beneficial owner of 48,100 Shares.
Percentage: Approximately 0.2% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 48,100 Shares
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 48,100 Shares
	(c)	None.
	(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares.
	(e)	Not applicable.

F.	Ardsley Advisory Partners
(a)
As of the date hereof, Ardsley, as the investment manager of APII, Ardsley Institutional, Ardsley Offshore, Ardsley Energy, Ardsley Energy Offshore and that certain managed account may be deemed the beneficial owner of the 1,675,000 Shares held by APII, Ardsley Institutional, Ardsley Offshore, Ardsley Energy, Ardsley Energy Offshore and the managed account.

Percentage: Approximately 6.6% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 1,675,000 Shares
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 1,675,000 Shares
	(c)	None.
	(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares.
	(e)	Not applicable.

G.	Ardsley Partners I
(a)
As of the date hereof, API as the general partner of APII, Ardsley Institutional and Ardsley Energy may be deemed the beneficial owner of the 1,398,100 Shares held by APII, Ardsley Institutional and Ardsley Energy.

Percentage: Approximately 5.5% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 1,398,100 Shares
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 1,398,100 Shares
	(c)	None.
	(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares.
	(e)	Not applicable.

CUSIP No. 205859101	SCHEDULE 13D/A	Page 17 of 20 Pages

H.	Philip J. Hempleman
(a)
As of the date hereof, Mr. Hempleman, (i) as the managing partner of Ardsley and Ardsley Partners and may be deemed the beneficial owner of the 1,675,000 Shares held by APII, Ardsley Institutional, Ardsley Offshore,  Ardsley Energy, Ardsley Energy Offshore and that certain managed account.

Percentage: Approximately 6.6% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 1,675,000 Shares
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 1,675,000 Shares
	(c)	None.
	(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares.
	(e)	Not applicable.

I.	Spencer Hempleman
	(a)	As of the date hereof, Mr. Spencer Hempleman, may be deemed the beneficial owner of 75,000 shares.
Percentage: Approximately 0.3% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 75,000
		2.	Shared power to vote or direct vote: 0 Shares
		3.	Sole power to dispose or direct the disposition: 75,000
		4.	Shared power to dispose or direct the disposition: 0 Shares
	(c)	None.
	(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares.
	(e)	Not applicable.

J.	Benjamin Ian Block
	(a)	As of the date hereof, Mr. Benjamin Ian Block, may be deemed the beneficial owner of 2,500 shares.
Percentage: Less than 0.1% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 2,500 Shares
		2.	Shared power to vote or direct vote: 0
		3.	Sole power to dispose or direct the disposition: 2,500 Shares
		4.	Shared power to dispose or direct the disposition: 0
	(c)	None.
	(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares.
	(e)	Not applicable.

CUSIP No. 205859101	SCHEDULE 13D/A	Page 18 of 20 Pages

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is hereby amended and supplemented to add:

Other than the Joint Acquisition Statement attached as Exhibit 3 hereto and the Nominee Agreements (as defined below), there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Each of the Nominees has entered into a nominee agreement, dated December 6, 2011 with Ardsley (each, a “Nominee Agreement” and collectively, the "Nominee Agreements"), pursuant to which each has agreed to stand for election to the Issuer's board of directors at the 2012 Annual Meeting and to serve as a director if elected.  Pursuant to the Nominee Agreement, Ardsley and its affiliates have agreed to pay the costs of soliciting proxies in support of the election of the Nominees to the Board, and indemnify each Nominee for claims arising from such Nominee's role as a nominee for director.

This summary of the Nominee Agreements is qualified in its entirety by reference to the full text of the form of Nominee Agreement, which is attached as Exhibit 5 hereto and is incorporated by reference herein.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 3: Joint Acquisition Statement as required by Rule 13d-1(k)(1) under the Act.

Exhibit 4: Stockholder Notice of Intent to Nominate Persons for Election as Directors at the 2012 Annual Meeting of the Stockholders of Comverge, Inc., dated December 13, 2011.

Exhibit 5: Form of Nominee Agreement.

CUSIP No. 205859101	SCHEDULE 13D/A	Page 19 of 20 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated:  December 14, 2011

ARDSLEY PARTNERS FUND II, L.P.
BY:	ARDSLEY PARTNERS I, GENERAL PARTNER

BY:	/s/ Steve Napoli
Steve Napoli
General Partner

ARDSLEY PARTNERS INSTITUTIONAL FUND, L.P.
BY:	ARDSLEY PARTNERS I, GENERAL PARTNER

BY:	/s/ Steve Napoli
Steve Napoli
General Partner

ARDSLEY OFFSHORE FUND, LTD.

BY:	/s/ Steve Napoli
Steve Napoli
Director

ARDSLEY PARTNERS RENEWABLE ENERGY FUND, L.P.
BY:	ARDSLEY PARTNERS I, GENERAL PARTNER

BY:	/s/ Steve Napoli
Steve Napoli
General Partner

ARDSLEY RENEWABLE ENERGY OFFSHORE FUND, LTD.

BY:	/s/ Steve Napoli
Steve Napoli
Director

CUSIP No. 205859101	SCHEDULE 13D/A	Page 20 of 20 Pages

ARDSLEY ADVISORY PARTNERS

BY:	/s/ Steve Napoli
Steve Napoli
Partner

ARDSLEY PARTNERS I

BY:	/s/ Steve Napoli
Steve Napoli
General Partner

PHILIP J. HEMPLEMAN, INDIVIDUALLY

BY:	/s/ Steve Napoli*
Steve Napoli
As attorney in fact for Philip J. Hempleman

SPENCER HEMPLEMAN, INDIVIDUALLY

/s/ Spencer Hempleman

BENJAMIN IAN BLOCK, INDIVIDUALLY

/s/ Benjamin Ian Block

* Evidence of Power of Attorney was filed with the Schedule 13G/A filed on February 15, 2006 (Acc-no: 0000902664-06-000895) and is incorporated by reference into this filing.

EXHIBIT 3

JOINT ACQUISITION STATEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements.  The undersigned acknowledge that each shall be responsible for the filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated:  December 13, 2011

ARDSLEY PARTNERS FUND II, L.P.
BY:	ARDSLEY PARTNERS I, GENERAL PARTNER

BY:	/s/ Steve Napoli
Steve Napoli
General Partner

ARDSLEY PARTNERS INSTITUTIONAL FUND, L.P.
BY:	ARDSLEY PARTNERS I, GENERAL PARTNER

BY:	/s/ Steve Napoli
Steve Napoli
General Partner

ARDSLEY OFFSHORE FUND, LTD.

BY:	/s/ Steve Napoli
Steve Napoli
Director

ARDSLEY PARTNERS RENEWABLE ENERGY FUND, L.P.
BY:	ARDSLEY PARTNERS I, GENERAL PARTNER

BY:	/s/ Steve Napoli
Steve Napoli
General Partner

ARDSLEY RENEWABLE ENERGY OFFSHORE FUND, LTD.

BY:	/s/ Steve Napoli
Steve Napoli
Director

ARDSLEY ADVISORY PARTNERS

BY:	/s/ Steve Napoli
Steve Napoli
Partner

ARDSLEY PARTNERS I

BY:	/s/ Steve Napoli
Steve Napoli
General Partner

PHILIP J. HEMPLEMAN, INDIVIDUALLY

BY:	/s/ Steve Napoli*
Steve Napoli
As attorney in fact for Philip J. Hempleman

SPENCER HEMPLEMAN, INDIVIDUALLY

/s/ Spencer Hempleman

BENJAMIN IAN BLOCK, INDIVIDUALLY

/s/ Benjamin Ian Block

* Evidence of Power of Attorney was filed with the Schedule 13G/A filed on February 15, 2006 (Acc-no: 0000902664-06-000895) and is incorporated by reference into this filing.

EXHIBIT 4

STOCKHOLDER NOTICE OF INTENT TO NOMINATE PERSONS FOR ELECTION AS
DIRECTORS AT THE 2012 ANNUAL MEETING OF STOCKHOLDERS,
DATED DECEMBER 13, 2011

Ardsley Partners Renewable Energy Fund, L.P.
c/o Ardsley Advisory Partners
262 Harbor Drive, 4th Floor
Stamford, Connecticut 06902

                    December 13, 2011

Via Electronic Mail and FedEx

Comverge, Inc.
5390 Triangle Parkway, Suite 300
Norcross, Georgia 30092
Attention: Matthew H. Smith, Senior Vice President, General Counsel and Corporate Secretary

Re:	Stockholder Notice of Intent to Nominate Persons for Election as Directors at the 2012 Annual Meeting of the Stockholders of Comverge, Inc. (the "Corporation").

Ladies and Gentlemen:

Ardsley Partners Renewable Energy Fund, L.P., a Delaware limited partnership ("Ardsley Energy" or the "Record Holder"), hereby submits this notice (this "Notice") on the date hereof.  The purpose of this Notice, as more fully set forth herein, is to provide notice to the Corporation of the Record Holder's intent to nominate three persons named in Annex A for election to the Board of Directors of the Corporation (the "Board") as directors (each a "Nominee" and together, the "Nominees") at the 2012 annual meeting of stockholders of the Corporation (including any adjournment or postponement thereof or any special meeting held in lieu thereof, the "Annual Meeting").

Certain information relating to each Nominee is set forth in Annex A hereto.  Attached as Annex B are notarized written acceptances of nomination, consents to being named in the proxy statement as a nominee and statements of intention to serve as a director, if elected, signed by each Nominee.

The Record Holder owns shares as follows: Ardsley Energy is the record holder of 1,000 shares and is the beneficial owner of such shares of common stock, par value $0.001 per share, of the Corporation (the "Shares").  The Record Holder and certain related parties identified on Annex C (together with the Nominees (as defined below), and each of their respective affiliates and associates, the "Participants") may be deemed to "beneficially own" (within the meaning of Rule 13d-3 under the Exchange Act) an aggregate of 1,752,500 Shares as more fully described in Annex C.  Such beneficial ownership represents, in the aggregate, approximately 6.9% of the Corporation's outstanding Shares.  Share ownership is provided in this Notice as of the close of business on December 9, 2011.  The Record Holder does not intend to update this Notice to reflect future holdings.

The Record Holder believes that the business address of Ardsley Energy, as it appears on the Corporation's books, is 262 Harbor Drive, 4th Floor, Stamford, Connecticut 06902.  The Record Holder represents that it (i) is a holder of record of stock of the Corporation entitled to vote at the Annual Meeting, (ii) intends to appear in person through its representative or by proxy at the Annual Meeting to nominate the Nominees and (iii) intends to deliver a proxy statement and form of proxy to holders of at least a percentage of the Corporation's outstanding capital stock required to elect the Nominees and/or otherwise solicit proxies from stockholders in support of such nominations.

As of the date hereof, to the knowledge of the Record Holder, based on information contained in the Corporation's Proxy Statement on Schedule 14A filed on March 18, 2011 (the "2011 Proxy Statement"), the current Board consists of eight directors, of which three Class II directors are to be elected at the Annual Meeting.  If more than three directors are to be elected at the Annual Meeting, we reserve the right to nominate additional persons to be elected (each an "Additional Nominee").  Additionally, if, due to death or disability, any Nominee or Additional Nominee is unable to stand for election at the Annual Meeting, the Record Holder reserves the right to nominate one or more alternate nominees, as applicable, in place of such Nominee(s) or Additional Nominee(s) (each an "Alternate Nominee").  In either event, the Record Holder will give prompt notice to the Corporation of its intent to nominate any Additional Nominees or Alternate Nominees at the Annual Meeting.  Except where the context otherwise requires, the term "Nominee" as used in this Notice shall be deemed to include one or more Additional Nominees or Alternate Nominees, as applicable.

Each of the Participants has an interest in the election of directors at the Annual Meeting, as applicable, through the beneficial ownership of Shares as described in Annex C, and/or as a Nominee.  All transactions effected by the Participants in the Shares and other securities of the Corporation during the past two years are disclosed in Annex D, which, in compliance with Section 3.4(c)(ii)(D) of the Bylaws of the Corporation, includes the dates upon which the Record Holder acquired all Shares held of record or beneficially owned by it.   Documentary support for all claims of beneficial ownership made herein is attached in Annex E.  Except as disclosed in this Notice, no Nominee has any substantial interest, direct or indirect, by security holdings or otherwise, in the matters to be brought before the Annual Meeting pursuant to this Notice.  If elected, each of the Nominees would be considered an independent director of the Corporation under (i) the Corporation's Corporate Governance Guidelines, as provided on the Corporation's website, (ii) the NASDAQ Listing Rules and (iii) paragraph (a)(1) of Item 407 of Regulation S-K.

The Nominees have each entered into a nominee agreement pursuant to which the Record Holder has agreed to pay the costs of soliciting proxies in connection with the Annual Meeting, and to defend and indemnify such Nominees against, and with respect to, any losses that may be incurred by them in the event they become a party to litigation based on their nomination as candidates for election to the board of directors of the Corporation and the solicitation of proxies in support of their election.  The Nominees will not receive any compensation from the Record Holder or its affiliates for their services as directors of the Corporation if elected.  If elected, the Nominees will be entitled to such compensation from the Corporation as is consistent with the Corporation's practices for services of non-employee directors.  A copy of the form of nominee agreement between the Record Holder and each of the Nominees is attached in Annex F.

The Record Holder hereby states with respect to each Participant, as applicable, that, to the knowledge of the Record Holder, other than as described in this Notice:

(i)
each Participant is not, nor was within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of the Corporation, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies;

(ii)
(a) each Participant has no position or office with the Corporation, and has no arrangement or understanding with any other person pursuant to which he was selected to be a nominee, if applicable, other than with respect to the Nominee Agreements described herein; (b) neither such Participant nor any of his "associates" (which term, for purposes of this Notice, shall have the meaning ascribed thereto in Rule 14a-1 of Regulation 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) any arrangement or understanding with any person with respect to (1) any future employment by the Corporation or its affiliates or (2) any future transactions to which the Corporation or any of its affiliates will or may be a party; (c) there were no transactions since December 31, 2010 nor are there any currently proposed involving such Participant or any of his associates in which the Corporation was or is to be a participant and in which such Participant, any of his associates, or any of their respective immediate family members or any persons sharing their respective households, have or will have a direct or indirect material interest that would require disclosure under Item 404(a) of Regulation S-K under the Securities Act of 1933, as amended ("Regulation S-K"); and (d) there are no material proceedings to which such Participant or any of his associates is a party adverse to the Corporation or any of its subsidiaries or has a material interest adverse to the Corporation or any of its subsidiaries;

(iii)	none of the entities or organizations referred to in Annex A with which any Participant has been involved during the past five years is a parent, subsidiary or other affiliate of the Corporation;

(iv)
except as set forth in Annex C or Annex D, as applicable, (a) such Participants and each of his associates is not a record owner or direct or indirect beneficial owner of any securities of the Corporation or any parent or subsidiary of the Corporation; and (b) such Participant has not purchased or sold any securities of the Corporation within the past two years;

(v)
neither any Participant nor any of his associates has received any fees earned or paid in cash, stock awards, option awards, non-equity incentive plan compensation, changes in pension value or nonqualified deferred compensation earnings or any other compensation from the Corporation during the Corporation's last completed fiscal year, or is subject to any other compensation arrangement described in Item 402 of Regulation S-K; and

(vi)
(a) there are no relationships involving such Participant or any of his associates that would have required disclosure under Item 407(e)(4) of Regulation S-K had that Participant been a director of the Corporation; (b) there are no events required to be disclosed under Item 401(f) of Regulation S-K that have occurred during the past ten years and that are material to an evaluation of the ability or integrity of any Participant; (c) there are no "family relationships" (as defined in Item 401(d) of Regulation S-K) between any Participant and any director or executive officer of the Corporation or person known to the Record Holder to be nominated by the Corporation to become a director or executive officer; and (d) such Participant has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the past ten years.

The Record Holder understands that certain information regarding the Annual Meeting (including, but not limited to, the record date, voting shares outstanding and date, time and place of the Annual Meeting) and the Corporation (including, but not limited to, its various committees and proposal deadlines and the beneficial ownership of the Corporation's securities) will be set forth in the Corporation's proxy statement on Schedule 14A, to be filed with the Securities and Exchange Commission (the "SEC") by the Corporation with respect to the Annual Meeting, and in certain other SEC filings made or to be made by the Corporation and third parties under Sections 13 and 16 of the Exchange Act.  To the extent the Corporation believes any such information is required to be set forth herein, the Record Holder hereby refers the Corporation to such filings.  The Record Holder accepts no responsibility for any information set forth in any such filings not made by the Record Holder.

The Annexes are hereby incorporated into and made a part of this Notice.  Accordingly, all matters disclosed in any part of this Notice, including the Annexes, shall be deemed disclosed for all purposes of this Notice.  All capitalized terms appearing in one of the Annexes that are not defined in such Annex shall have the meaning given in the body of this Notice or in another of the Annexes, as applicable.

The Record Holder believes that this Notice is sufficient to provide adequate notice and information to the Corporation regarding the intended nomination of the Nominees and complies with all notification and other requirements applicable to the Corporation, if any.  If, however, you believe that this Notice for any reason does not comply with such requirements or is otherwise insufficient or defective in any respect, the Record Holder requests that you so notify it on or prior to 6:00 p.m. (Eastern Standard Time) on December 15, 2011 by contacting David Rosewater, Esq. of Schulte Roth & Zabel LLP by telephone at (212) 756-2208.  Please be advised that neither the delivery of this Notice nor the delivery of additional information, if any, provided by or on behalf of the Record Holder, any of its affiliates or any of the Nominees to the Corporation from and after the date hereof shall be deemed to constitute (i) an admission by the Record Holder, any of its affiliates or any of the Nominees that this Notice is in any way defective, (ii) an admission as to the legality or enforceability of any particular provision of the Bylaws of the Corporation (the "Bylaws") or any other matter or (iii) a waiver by the Record Holder, any of its affiliates or any of the Nominees of the right to, in any way, contest or challenge the enforceability of any provision of the Bylaws, or of any other matter.

Very truly yours,

ARDSLEY PARTNERS RENEWABLE ENERGY FUND, L.P.

By:	Ardsley Partners I, its General Partner

By:	/s/ Steve Napoli
Name: Steve Napoli
Title: General Partner

[Signature Page to Nomination Notice]

ANNEX A

Information about the Nominees

Name:	Rudolf Joachim Hoefling
Age:	69
Business Address:	17 Tall Oaks Road Wilton, CT 06897	Business Telephone: (203)-761-9099
Residence Address:	[REDACTED]	Residence Telephone: [REDACTED]
Facsimile:	(203)-761-0263	E-mail Address: [REDACTED]

Principal Occupation: See below

Mr. Hoefling is the founder of Globus LLC, an international consulting firm that provides solutions to clients operating in a broad cross-section of the energy industry.  Since its inception, Globus has provided services to 8 clients and has advised on over 200 transactions in the energy space.  Mr. Hoefling also serves as a consultant for Project Finance Group of WestLB AG, providing advice on the commercial and technical aspects of all domestic and international power generation projects.  In September 2007, Mr. Hoefling provided similar services to Secure Energy.

Prior to founding Globus LLC, Mr. Hoefling spent 20 years at Siemens, where he served as President of Siemens Power Ventures, Inc. from 1991 until his retirement in 1999, and served on the Board of Directors at Siemens Project Ventures GmbH in Germany.  Previously at Siemens, he led an internal turnaround group and successfully restructured six loss-making divisions into profitable business units.

Since September 2004, Mr. Hoefling has also served as a member of the Board of Advisors for Greenwich Energy Investment.

Based on Mr. Hoefling's extensive advisory experience, particularly within the energy industry, we believe he is well-qualified to serve as a director of the Corporation.

Name:	David R. Kuzma
Age:	66
Business Address:	12930 Lomas Verdes Dr. Poway, CA 92064	Business Telephone: 858-485-0864
Residence Address:	[REDACTED]	Residence Telephone: [REDACTED]
Facsimile:	N/A	E-mail Address: [REDACTED]

Principal Occupation: See below

Prior to retirement, Mr. Kuzma was President of Sempra Energy Resources and Chief Financial Officer/Treasurer of three Fortune 500 companies.  Sempra is a diversified energy company involved in electric generation, oil and gas drilling, pipelines and gas processing.  Prior to Sempra Energy, Mr. Kuzma was Chief Financial Officer and treasurer of Enova Corporation, which is the parent company of San Diego Gas & Electric (SDG&E) and several other U.S.-based subsidiaries, for which he also served as CFO/Treasurer.  He also served as the Chief Financial Officer and Senior Vice President at Florida Progress Corporation.  Mr. Kuzma began his career as an auditor for Price Waterhouse, after which he joined Consolidated Natural Gas Company of Pittsburgh.  There he held the positions of Manager of Finance, Director of Internal Auditing, Assistant Treasurer, Finance Treasurer and Vice President and General Manager during his 20-year career with the company.  Mr. Kuzma is a Certified Public Accountant.

Since December 2009, Mr. Kuzma has served as a director of Ecotality Corp., a manufacturer and service provider to the electric car industry.

Based on Mr. Kuzma's extensive financial and accounting experience, particularly within the energy industry, we believe he is well-qualified to serve as a director of the Corporation.

Name:	James J. Moore, Jr.
Age:	53
Business Address:	Diamond Castle Holdings, LLC 280 Park Ave., 25th Floor, E Tower New York, NY 10017	Business Telephone: (212) 300-1958
Residence Address:	[REDACTED]	Residence Telephone: [REDACTED]
Facsimile:	N/A	E-mail Address: [REDACTED]

Principal Occupation: See below

Mr. Moore is currently Chairman of Energy & Power investments at Diamond Castle LLC, a private equity investment firm with a industry focus in energy and power.  Prior to joining Diamond Castle in 2008, Mr. Moore was the CEO of Catamount Energy Corporation.  Catamount is a wind energy company and was a portfolio company of Diamond Castle before it was sold to Duke Energy in 2008.  Prior to joining Catamount in 2001, Mr. Moore was the Chairman and CEO of American National Power (ANP), one of the largest independent power producers in the United States, and a member of the Board of Directors of International Power Plc, the parent company of ANP.  Mr. Moore was one of the founders of ANP in 1986. Previously, he served in a variety of legal, business development and executive roles in the energy industry since 1982.

Based on Mr. Moore's extensive executive and investment experience within the energy industry, we believe he is well-qualified to serve as a director of the Corporation.

ANNEX B

CONSENT OF NOMINEE

The undersigned hereby consents to being named as a nominee for election as a director of Comverge, Inc. (the "Corporation") in the proxy statement and proxy card to be filed with the Securities and Exchange Commission (the "SEC") and distributed to stockholders of the Corporation by Ardsley Advisory Partners and certain of its affiliates and other persons (collectively, "Ardsley") and in other materials in connection with the solicitation of proxies by Ardsley from stockholders of the Corporation to be voted at the 2012 Annual Meeting of Stockholders of the Corporation (including any adjournment or postponement thereof or any special meeting held in lieu thereof), and further consents to serving as a director of the Corporation, if elected.

Dated: December 13 , 2011

/s/ David R. Kuzma
David R. Kuzma

STATE OF	)
	)	ss.:
COUNTY OF	)

On the     day of             in the year 2011, before me, the undersigned,                          , personally appeared, is personally known to me or proved to me on the basis of satisfactory evidence to be the individual whose name is subscribed to the within instrument and acknowledged to me that he executed the same in his capacity, and that by his signature on the instrument, the individual, or the person upon behalf of which the individual acted, executed the instrument.

/s/ See attached
Notary Public

B-1

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California

County of San Diego

On 12/13/11 before me, Shaun Graham, Notary Public
Date / Here Insert Name and Title of the Officer

personally appeared David R. Kuzma
Name(s) of Signer(s)

SHAUN GRAHAM
Commission # 1827796
Notary Public - California
San Diego County
My Comm. Expires Dec 22, 2012

Place Notary Seal Above

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature [signature]
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: Consent of Nominee

Document Date: 12/13/11 Number of Pages: 1

Signer(s) Other Than Named Above: ____

Capacity(ies) Claimed by Signer(s)

Signer's Name: ____
- ☐ Individual
- ☐ Corporate Officer — Title(s): ____
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other: ____

Signer Is Representing: ____

RIGHT THUMBPRINT OF SIGNER
Top of thumb here

Signer's Name: ____
- ☐ Individual
- ☐ Corporate Officer — Title(s): ____
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other: ____

Signer Is Representing: ____

RIGHT THUMBPRINT OF SIGNER
Top of thumb here

©2007 National Notary Association • 9350 De Soto Ave., P.O. Box 2402 • Chatsworth, CA 91313-2402 • www.NationalNotary.org Item #5907 Reorder: Call Toll-Free 1-800-876-6827

B-2

CONSENT OF NOMINEE

The undersigned hereby consents to being named as a nominee for election as a director of Comverge, Inc. (the "Corporation") in the proxy statement and proxy card to be filed with the Securities and Exchange Commission (the "SEC") and distributed to stockholders of the Corporation by Ardsley Advisory Partners and certain of its affiliates and other persons (collectively, "Ardsley") and in other materials in connection with the solicitation of proxies by Ardsley from stockholders of the Corporation to be voted at the 2012 Annual Meeting of Stockholders of the Corporation (including any adjournment or postponement thereof or any special meeting held in lieu thereof), and further consents to serving as a director of the Corporation, if elected.

Dated: December 2 , 2011

/s/ Rudolf J. Hoefling
Rudolf J. Hoefling

STATE OF CT.	)
	)	ss.:
COUNTY OF FAIRFIELD	)

On the 2 day of December in the year 2011, before me, the undersigned, Rudolf J. Hoefling, personally appeared, is personally known to me or proved to me on the basis of satisfactory evidence to be the individual whose name is subscribed to the within instrument and acknowledged to me that he executed the same in his capacity, and that by his signature on the instrument, the individual, or the person upon behalf of which the individual acted, executed the instrument.

/s/ Felicia L. Thomas
Notary Public

FELICIA L THOMAS
Notary Public
My Commission Expires Apr 30, 2015

CONSENT OF NOMINEE

The undersigned hereby consents to being named as a nominee for election as a director of Comverge, Inc. (the "Corporation") in the proxy statement and proxy card to be filed with the Securities and Exchange Commission (the "SEC") and distributed to stockholders of the Corporation by Ardsley Advisory Partners and certain of its affiliates and other persons (collectively, "Ardsley") and in other materials in connection with the solicitation of proxies by Ardsley from stockholders of the Corporation to be voted at the 2012 Annual Meeting of Stockholders of the Corporation (including any adjournment or postponement thereof or any special meeting held in lieu thereof), and further consents to serving as a director of the Corporation, if elected.

Dated: December 2, 2011
/s/ James J. Moore, Jr.
James J. Moore, Jr.

STATE OF VERMONT	)
MANCHESTER	)	ss.:
COUNTY OF BENNINGTON	)

On the 2 day of December in the year 2011, before me, the undersigned,                                       , personally appeared, is personally known to me or proved to me on the basis of satisfactory evidence to be the individual whose name is subscribed to the within instrument and acknowledged to me that he executed the same in his capacity, and that by his signature on the instrument, the individual, or the person upon behalf of which the individual acted, executed the instrument.

/s/ Caryn Tobin
Notary Public ex 02/10/15

ANNEX C
Information about the Record Holder and certain related parties

The Record Holder and other parties referenced in this Annex C may be deemed to beneficially own, in the aggregate, 1,752,500 Shares, representing approximately 6.9% of the Corporation's outstanding voting Shares.  Share ownership is reported as of December 9, 2011.  The percentages used herein are based upon 25,430,700 Shares outstanding as of November 2, 2011, as reported in the Corporation's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2011.

Of the 1,752,500 Shares owned in the aggregate by the Record Holder and such other parties, such Shares may be deemed to be beneficially owned (within the meaning of Rule 13d-3 under the Exchange Act as used throughout this Annex C) as follows:

(a) 650,400 Shares (of which 1,000 are owned of record), representing approximately 2.6% of the Corporation's outstanding voting Shares, may be deemed to be beneficially owned by Ardsley Energy, with respect to the Shares held directly by it;

        (b) 419,900 Shares (of which 0 are owned of record), representing approximately 1.7% of the Corporation's outstanding voting Shares, may be deemed to be beneficially owned by Ardsley Partners Fund II, L.P., a Delaware limited partnership ("AP II"), with respect to the Shares held directly by it;

(c) 327,800 Shares (of which 0 are owned of record), representing approximately 1.3% of the Corporation's outstanding voting Shares, may be deemed to be beneficially owned by Ardsley Partners Institutional Fund, L.P., a Delaware limited partnership ("Ardsley Institutional"), with respect to the Shares held directly by it;

(d) 27,300 Shares (of which 0 are owned of record), representing approximately 0.1% of the Corporation's outstanding voting Shares, may be deemed to be beneficially owned by Ardsley Offshore Fund, Ltd., a British Virgin Islands corporation ("Ardsley Offshore"), with respect to the Shares held directly by it;

(e) 48,100 Shares (of which 0 are owned of record), representing approximately 0.2% of the Corporation's outstanding voting Shares, may be deemed to be beneficially owned by Ardsley Renewable Energy Offshore Fund, Ltd., a British Virgin Islands corporation ("Ardsley Energy Offshore" and together with AP II, Ardsley International, Ardsley Offshore and Ardsley Energy, the "Ardsley Funds"), with respect to the Shares held directly by it;

(f) 1,675,000 Shares (of which 0 are owned of record), representing approximately 6.6% of the Corporation's outstanding voting Shares, may be deemed to be beneficially owned by Ardsley Advisory Partners, a New York general partnership ("Ardsley"), by virtue of it being the investment manager of Ardsley Offshore and Ardsley Energy Offshore and the investment advisor of AP II, Ardsley Institutional, Ardsley Energy and a managed account;

(g) 1,398,100 Shares (of which 0 are owned of record), representing approximately 5.8% of the Corporation's outstanding voting Shares, may be deemed to be beneficially owned by Ardsley Partners I, a New York general partnership ("Ardsley Partners"), by virtue of it being the general partner of AP II, Ardsley Institutional and Ardsley Energy;

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(h) 1,675,000 Shares (of which 0 are owned of record), representing approximately 6.6% of the Corporation's outstanding voting Shares, may be deemed to be beneficially owned by Philip J. Hempleman, a citizen of the United States of America ("Mr. Hempleman"), by virtue of his being the managing partner of Ardsley and Ardsley Partners, with respect to the Shares directly held by AP II, Ardsley Institutional, Ardsley Energy, Ardsley Offshore, Ardsley Energy Offshore and a managed account;

(i) 75,000 Shares (of which 0 are owned of record), representing approximately 0.3% of the Corporation's outstanding voting Shares, may be deemed to be beneficially owned by Spencer Hempleman, a citizen of the United States of America, with respect to Shares held by him directly; and,

(j) 2,500 Shares (of which 0 are owned of record), representing less than 0.1% of the Corporation's outstanding voting Shares, may be deemed to be beneficially owned by Benjamin Ian Block, a citizen of the United States of America, with respect to Shares held by him directly.

The parties may be deemed to have formed a "group," within the meaning of Section 13(d)(3) of the Exchange Act.  For this reason, each of the Ardsley Funds, Ardsley, Ardsley Partners, Mr. Hempleman, Spencer Hempleman and Benjamin Ian Block are parties to a Joint Acquisition Statement, which shall be included as Exhibit 3 to Amendment No. 1 to their Schedule 13D, with respect to Shares of the Corporation, which will be filed promptly with the SEC (such Schedule 13D and all amendments thereto, the "Schedule 13D"), and is incorporated by reference herein.

The principal business of Ardsley Energy is to serve as a private investment limited partnership.  The principal business address of Ardsley Energy is 262 Harbor Drive, 4th Floor, Stamford Connecticut 06902.  The telephone number for Ardsley Energy is (203) 355-0700 and the facsimile number is (203) 355-0715.

Other than as described herein, to the best knowledge of the Participants there are no contracts, arrangements, understandings or relationships among the parties, and between any such persons and any other person, with respect to any securities of the Corporation, including but not limited to, transfer and voting of any of the securities of the Corporation, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

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ANNEX D

Two year transaction history of each Participant in the Corporation's Securities

The following table sets forth all transactions in the Common Stock of the Corporation effected during the past two years by (i) Ardsley Partners Fund II, L.P., a Delaware limited partnership ("AP II"), (ii) Ardsley Partners Institutional Fund, L.P., a Delaware limited partnership ("Ardsley International"), (iii) Ardsley Offshore Fund, Ltd., a British Virgin Islands corporation ("Ardsley Offshore"), (iv) Ardsley Partners Renewable Energy Fund, L.P., a Delaware limited partnership ("Ardsley Energy"); (v) Ardsley Renewable Energy Offshore Fund, Ltd., a British Virgin Islands corporation ("Ardsley Energy Offshore" and together with AP II, Ardsley International, Ardsley Offshore and Ardsley Energy, the "Ardsley Funds"); (vi) Spencer Hempleman; (vii) Benjamin Ian Block and (viii) a managed account.  The Participants listed in this Annex D are the only Participants to have purchased or sold Shares of the Corporation.  Unless otherwise noted, all such transactions were effected in the open market.  Funds used to purchase reported securities held by the Ardsley Funds have come from the working capital of the Ardsley Funds; funds used to purchase reported securities held by the managed account have come from the funds of the managed account; and funds used to purchase reported securities held by individuals come from such individual's personal funds.  The Shares are held in either cash accounts or margin accounts in the ordinary course of business, and otherwise, no part of the purchase price or market value of such Shares is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities.

ARDSLEY PARTNERS FUND II, L.P.
Trade Date	Shares Purchased (Sold)	Price* ($)
11/22/2010	25,600	6.2953
11/23/2010	26,600	6.0981
11/24/2010	39,500	6.3528
11/26/2010	13,200	6.6177
11/29/2010	13,300	6.8467
11/29/2010	26,400	6.6854
11/30/2010	52,700	6.7072
12/1/2010	52,700	7.15
12/1/2010	39,600	7.0081
12/2/2010	26,300	6.9571
12/3/2010	26,400	6.9585
12/6/2010	26,400	7.157
12/7/2010	26,400	7.2035
12/15/2010	14,000	6.7586
12/16/2010	14,900	6.5994
1/31/2011	6,800	6.1968
6/15/2011	32,500	2.7638
7/26/2011	13,600	3.4367
9/22/2011	(57,600)	2.2037

ARDSLEY PARTNERS INSTITUTIONAL FUND, LTD.

Trade Date	Shares Purchased (Sold)	Price* ($)
11/22/2010	20,500	6.2953
11/23/2010	20,800	6.0981
11/24/2010	31,100	6.3528
11/26/2010	10,300	6.6177
11/29/2010	10,300	6.8467
11/29/2010	20,700	6.6854
11/30/2010	41,300	6.7072
12/1/2010	41,400	7.15
12/1/2010	31,000	7.0081
12/2/2010	20,700	6.9571
12/3/2010	20,700	6.9585
12/6/2010	20,600	7.157
12/7/2010	20,700	7.2035
12/15/2010	11,000	6.7586
12/16/2010	10,100	6.5994
1/31/2011	5,200	6.1968
6/15/2011	17,500	2.7638
7/26/2011	10,500	3.4367
9/22/2011	(36,600)	2.2037

ARDSLEY OFFSHORE FUND, LTD.

Trade Date	Shares Purchased (Sold)	Price* ($)
11/22/2010	3,300	6.2953
11/23/2010	2,600	6.0981
11/24/2010	4,400	6.3528
11/26/2010	1,500	6.6177
11/29/2010	1,400	6.8467
11/29/2010	2,900	6.6854
11/30/2010	6,000	6.7072
12/1/2010	5,900	7.15
12/1/2010	4,400	7.0081
12/2/2010	3,000	6.9571
12/3/2010	2,900	6.9585
12/6/2010	3,000	7.157
12/7/2010	2,900	7.2035
12/31/2010	(2,500)	7.2036
1/3/2011	(10,000)	6.9368
1/31/2011	500	6.1968
7/26/2011	900	3.4367
9/22/2011	(5,800)	2.2037

ARDSLEY PARTNERS RENEWABLE ENERGY FUND, L.P.

Trade Date	Shares Purchased (Sold)	Price* ($)
12/9/2009	(33,500)	10.36
12/16/2009	(16,200)	10.9117
12/31/2009	(17,300)	11.3161
1/4/2010	17,200	12.054
2/5/2010	(17,300)	9.6691
2/11/2010	(34,300)	10.3276
9/14/2010	45,900	6.4099
9/15/2010	30,600	6.7046
9/16/2010	30,600	6.8163
9/17/2010	14,300	6.7753
9/20/2010	30,300	6.9241
9/29/2010	13,000	7.319
10/21/2010	7,500	8.0674
11/8/2010	10,600	6.9854
11/9/2010	14,100	6.2907
11/11/2010	14,100	6.1102
11/29/2010	210	6.5
11/30/2010	4,790	6.7072
12/31/2010	15,900	6.9941
1/28/2011	14,900	6.3928
3/1/2011	(15,400)	5.15
3/4/2011	5,700	5.5965
3/9/2011	31,200	5.9604
3/10/2011	15,100	5.3828
4/29/2011	24,745	3.8468
5/3/2011	19,300	3.7995
5/6/2011	10,200	3.6972
5/10/2011	45,000	3.745
5/12/2011	17,900	3.8051
5/12/2011	15,000	3.8627
5/16/2011	8,900	4.0427
5/18/2011	15,000	3.4887
6/1/2011	10,255	3.5702
6/3/2011	14,900	3.10
6/13/2011	15,000	2.9779
7/11/2011	17,400	3.15
7/12/2011	26,900	3.2844
8/30/2011	18,100	2.3661
10/7/2011	108,400	1.595

ARDSLEY RENEWABLE ENERGY OFFSHORE FUND, LTD.

Trade Date	Shared Purchased Sold)	Price* ($)
12/9/2009	(16,500)	10.36
12/16/2009	(8,800)	10.9117
12/31/2009	(7,700)	11.3161
1/4/2010	7,800	12.054
2/5/2010	(7,700)	9.6691
2/11/2010	(15,700)	10.3276
9/14/2010	18,100	6.4099
9/15/2010	12,100	6.7046
9/16/2010	12,100	6.8163
9/17/2010	5,600	6.7753
9/20/2010	12,000	6.9241
11/8/2010	7,900	6.9854
11/9/2010	5,200	6.2907
11/11/2010	5,200	6.1102
12/31/2010	(15,900)	6.982
1/28/2011	5,100	6.3928
3/1/2011	(7,300)	5.15
3/4/2011	1,600	5.5965
3/9/2011	8,100	5.9604
3/10/2011	3,900	5.3828
5/3/2011	5,700	3.7995
5/6/2011	2,500	3.6972
5/10/2011	10,900	3.745
5/12/2011	4,400	3.8051
5/12/2011	3,600	3.8627
5/16/2011	2,200	4.0427
5/18/2011	3,600	3.4887
6/1/2011	2,500	3.5702
6/3/2011	2,900	3.10
6/13/2011	3,600	2.9779
7/11/2011	3,900	3.15
7/12/2011	6,500	3.2844
10/7/2011	(77,900)	1.595

HFR HE ARDSLEY MASTER TRUST
Trade Date	Shared Purchased (Sold)	Price* ($)
9/14/2010	11,000	6.4099
9/15/2010	7,300	6.7046
9/16/2010	7,300	6.8163
9/17/2010	5,100	6.7753
9/20/2010	7,700	6.9241
9/29/2010	22,000	7.319
10/21/2010	7,500	8.064
11/8/2010	6,500	6.9854
11/9/2010	5,700	6.2907
11/11/2010	5,700	6.1102
2/1/2011	10,000	6.5809
3/1/2011	22,700	5.15
3/4/2011	2,700	5.5965
3/9/2011	15,700	5.9604
3/10/2011	6,000	5.3828
5/6/2011	4,300	3.6972
5/10/2011	19,100	3.745
5/12/2011	7,700	3.8051
5/12/2011	6,400	3.8627
5/16/2011	3,900	4.0427
5/18/2011	6,400	3.4887
6/1/2011	500	3.5702
6/3/2011	7,200	3.10
6/13/2011	6,400	2.9779
7/11/2011	8,700	3.15
7/12/2011	11,600	3.2844
8/30/2011	6,900	2.3661
10/7/2011	(30,500)	1.595

SPENCER HEMPLEMAN
Trade Date	Shared Purchased (Sold)	Price* ($)
3/16/2011	1,230	4.80
3/16/2011	2,800	4.79
3/16/2011	970	4.50
3/16/2011	10,000	4.44
3/24/2011	10,000	4.27
3/29/2011	164	4.74
3/29/2011	440	4.70
3/29/2011	5,321	4.70
3/29/2011	3,803	4.59
3/31/2011	400	4.65
3/31/2011	200	4.64
3/31/2011	1,956	4.65
3/31/2011	2,716	4.65
4/05/2011	200	4.66
6/02/2011	500	3.37
6/02/2011	1,000	3.35
6/02/2011	8,300	3.35
6/13/2011	200	2.93
6/13/2011	6,900	2.89
6/14/2011	100	2.88
6/14/2011	100	2.87
6/14/2011	300	2.79
6/14/2011	14,900	2.80
6/14/2011	2,500	2.79

BENJAMIN IAN BLOCK
Trade Date	Shared Purchased (Sold)	Price* ($)
9/13/2010	500	6.15
9/29/2010	(500)	7.39
11/11/2010	500	6.11
3/14/2011	200	4.6499
3/14/2011	500	4.6639
3/14/2011	800	4.6497
3/16/2011	500	4.4824
6/20/2011	470	2.6495
6/20/2011	530	2.6592
6/24/2011	(1000)	2.97

* Excluding commissions.

ANNEX E

Documentary Support for Claims of Beneficial Ownership

[REDACTED]

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ANNEX F

Form of Nominee Agreement

Ardsley Advisory Partners
262 Harbor Drive
Stamford, Connecticut 06902

                      December __, 2011

[Nominee]
[Business Address]

Dear [Nominee]:

This will confirm our understanding as follows:

You agree that you are willing, should we so elect, to become a member of a slate of nominees (the "Slate") of Ardsley Advisory Partners, a New York general partnership (the "Nominating Party"), to stand for election as a director of Comverge, Inc. ("Comverge") in connection with a proxy solicitation (the "Proxy Solicitation") to be conducted by the Nominating Party and certain other parties in respect of the 2012 annual meeting of stockholders of Comverge expected to be held in May 2012 (including any adjournment or postponement thereof or any special meeting held in lieu thereof, the "Annual Meeting") or appointment or election by other means.  You further agree to serve as a director of Comverge if so elected or appointed.  The undersigned agrees to pay the costs of the Proxy Solicitation.

You understand that it may be difficult, if not impossible, to replace a nominee who, such as yourself, has agreed to serve on the Slate and, if elected, as a director of Comverge if such nominee later changes his mind and determines not to serve on the Slate or, if elected, as a director of Comverge.  Accordingly, the undersigned is relying upon your agreement to serve on the Slate and, if elected, as a director of Comverge.  In that regard, you are being supplied with a questionnaire (a "Questionnaire") in which you will provide the undersigned with information necessary for it to make appropriate disclosure to Comverge and to use in creating the proxy materials to be sent to stockholders of Comverge and filed with the Securities and Exchange Commission in connection with the Proxy Solicitation.  You agree that (i) you will promptly complete and sign the Questionnaire and return it to the person indicated therein, and (ii) your responses in the Questionnaire will be true, complete and correct in all respects.  In addition, you agree that, concurrently with your execution of this letter, you will execute and return to the person indicated in the Questionnaire the attached instrument confirming that you consent to being nominated for election as a director of Comverge and, if elected, consent to serving as a director of Comverge.  Upon being notified that we have chosen you, we may forward your consent and completed Questionnaire (or summaries thereof) to Comverge, and we may at any time, in our discretion, disclose such information, as well as the existence and contents of this letter.

The undersigned agrees that, so long as you actually serve on the Slate, the undersigned will defend, indemnify and hold you harmless from and against any and all losses, claims, damages, penalties, judgments, awards, settlements, liabilities, costs, expenses and disbursements (including, without limitation, reasonable attorneys' fees, costs, expenses and disbursements) incurred by you in the event that you become a party, or are threatened to be made a party, to any civil, criminal, administrative or arbitrative action, suit or proceeding, and any appeal thereof, (i) relating to your role as a nominee for director of Comverge on the Slate, or (ii) otherwise arising from or in connection with or relating to the Proxy Solicitation.  Your right of indemnification hereunder shall continue after the Annual Meeting has taken place but only for events that occurred prior to the Annual Meeting and subsequent to the date hereof.  Anything to the contrary herein notwithstanding, the undersigned is not indemnifying you for any action taken by you or on your behalf that occurs prior to the date hereof or subsequent to the conclusion of the Proxy Solicitation or such earlier time as you are no longer a nominee on the Slate or for any actions taken by you as a director of Comverge, if you are elected.

  F-1

Nothing herein shall be construed to provide you with indemnification (i) if you are found to have engaged in a violation of any provision of state or federal law in connection with the Proxy Solicitation, unless you demonstrate that your action was taken in good faith and in a manner you reasonably believed to be in or not opposed to the best interests of electing the Slate; (ii) if you acted in a manner that constitutes gross negligence or willful misconduct; or (iii) if you provided false or misleading information, or omitted material information, in the Questionnaire or otherwise in connection with the Proxy Solicitation.  You shall promptly notify the undersigned in writing in the event of any third-party claims actually made against you or known by you to be threatened if you intend to seek indemnification hereunder in respect of such claims.  In addition, upon your delivery of notice with respect to any such claim, the undersigned shall promptly assume control of the defense of such claim with counsel chosen by the undersigned.  The undersigned shall not be responsible for any settlement of any claim against you covered by this indemnity without its prior written consent.  However, the undersigned may not enter into any settlement of any such claim without your consent unless such settlement includes (i) no admission of liability or guilt by you, and (ii) a release of you from any and all liability in respect of such claim.  If you are required to enforce the obligations of the undersigned in this letter in a court of competent jurisdiction, or to recover damages for breach of this letter, the undersigned will pay on your behalf, in advance, any and all expenses (including, without limitation, reasonable attorneys' fees, costs, expenses and disbursements) actually and reasonably incurred by you in such action, regardless of whether you are ultimately determined to be entitled to such indemnification or advancement of expenses.

Each of us recognizes that should you be elected to the Board of Directors of Comverge all of your activities and decisions as a director will be governed by applicable law and subject to your fiduciary duties, as applicable, to Comverge and to the stockholders of Comverge and, as a result, that there is, and can be, no agreement between you and the undersigned that governs the decisions which you will make as a director of Comverge.

This letter sets forth the entire agreement between the undersigned and you as to the subject matter contained herein, and cannot be amended, modified or terminated except by a writing executed by the undersigned and you.  This letter shall be governed by the laws of the State of New York, without giving effect to principles of conflicts of law.

Should the foregoing agree with your understanding, please so indicate in the space provided below, whereupon this letter will become a binding agreement between us.

Very truly yours,

ARDSLEY ADVISORY PARTNERS

By:
Name: Benjamin Block
Title: Director

Agreed to and accepted as
of the date first written above:

_______________________________
Name: [Nominee]

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